TAHOE RESOURCES REPORTS RECORD PRODUCTION AND CASH FLOW
Company Releases Audited Financials for 2015

VANCOUVER, British Columbia – March 9, 2016 – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) today reported financial and operational results for the fourth quarter and the year ending December 31, 2015, with the Company completing its second year of commercial silver production at the Escobal mine and the first year of operating the La Arena mine in Peru.

Highlights for Q4 2015 and the year ending December 31, 2015 are (all amounts in U.S. dollars unless otherwise stated):

  Adjusted net earnings for 2015 were $98.9 million, resulting in both basic and diluted adjusted earnings per share of $0.48. Adjusted net earnings for the fourth quarter were
  $51.0 million, or $0.22 per share, for both basic and diluted shares.
  Net loss for 2015 was $71.9 million, resulting in both basic and diluted adjusted loss per share of $0.35. Net loss for the fourth quarter was $107.7 million, or $0.47 per share, for both basic and diluted shares.
  Cash flow provided by operating activities before changes in working capital was $226.3 million for 2015, or $1.09 per share, and $96.8 million and $0.43 per share for the fourth quarter.
  The Company returned $49.7 million to shareholders through its monthly dividend during 2015 compared to $3.0 million during 2014.
  Silver produced in concentrate at the Escobal mine was 5.5 million ounces during the fourth quarter and 20.4 million ounces for the year ended December 31, 2015.
  Gold produced at the La Arena mine amounted to 174,073 ounces in dore for Tahoe’s three calendar quarters of ownership following the Rio Alto merger, and 230,483 ounces for the full year mine production.
  Total cash costs net of byproduct credits for 2015 were $6.16 per silver ounce produced and $551 per gold ounce produced compared to $6.37 per silver ounce and no gold production in 2014.
  All-in sustaining costs net of byproduct credits for 2015 were $9.11 per silver ounce produced and $733 per gold ounce produced compared to $9.15 and no gold production in 2014.
  Net cash provided by operating activities was $54.2 million and $166.7 million for the fourth quarter and year ended December 31, 2015, respectively.
  Commissioning at the Shahuindo mine commenced in the fourth quarter of 2015 with commercial production expected in the second quarter of 2016.
  Cash and cash equivalents at December 31, 2015 were $108.7 million.

According to Tahoe CEO and Executive Chair Kevin McArthur, “2015 was a tremendous year for Tahoe as both the Escobal and La Arena mines achieved record production and the Shahuindo mine phase 1 construction was completed on time and on budget. We paid off $50 million in debt, established a $150 million revolving credit facility and returned $49.7 million to shareholders in dividends.”

“While low year-end metal prices created a non-cash impairment situation, our adjusted earnings per share are outstanding, and reflect our many accomplishments this year. I am very proud of our team's work.”

Mr. McArthur added, "We are cognizant of the relative underperformance of our shares over the last twelve months, much of which occurred due to extraneous and/or non-recurring circumstances. We expect our latest initiatives will enhance our track record of long-term shareholder value."

Shahuindo Update
Commissioning of the Shahuindo mine began in the fourth quarter of 2015. All principle components of the plant were completed for the 10,000 tonnes per day (tpd) capacity plant. The phase one leach pad is complete. Construction work continues on the leach pad for the 36,000 tpd expansion, and preparation for the larger absorption circuits and carbon regeneration plant is underway.

In January the Company issued a National Instrument 43-101 pre-feasibility study increasing the Shahuindo reserve from one million to 1.9 million ounces of gold and improved the economics of the project relative to the previous technical report. (The report is available at www.tahoeresources.com or www.sedar.com.)

Field scale leach tests are underway to define the optimum blend for determining how much future material will be crushed and agglomerated versus dump leached and to determine the corresponding reduction in operating costs reflected in the pre-feasibility study.

Commissioning and optimization of the mine and plant continues, with commercial production expected in the second quarter of 2016.

Escobal Results
Average mill throughput at the Escobal mine was 4,065 tpd, with an average silver head grade of 522 grams per tonne (g/t) for the fourth quarter 2015 compared to average mill throughput of 3,474 tpd with an average silver head grade of 585 g/t for the fourth quarter of 2014. Average mill throughput was 4,133 tpd, with an average silver head grade of 487 g/t for 2015 compared to average mill throughput of 3,413 tpd with an average silver head grade of 585 g/t for 2014.

The mine produced metal concentrates containing 5.5 million ounces of silver, 3,387 ounces of gold, 3,075 tonnes of lead and 4,412 tonnes of zinc for the fourth quarter of 2015. For the full year 2015, the mine produced metal concentrates which contained 20.4 million ounces of silver, 11,742 ounces of gold, 10,153 tonnes of lead and 14,810 tonnes of zinc. Average silver recovery to concentrates was 87.9 percent and 86.3 percent for the fourth quarter 2015 and the year ended December 31, 2015.

The expansion from 3500 tpd to 4500 tpd throughput capacity was completed during 2015 within the budgeted amount. The fourth tailings filter and the new paste plant have been commissioned and are currently operating as designed. Mine development of the second mining front in the Central Zone and development to the East Zone was completed as scheduled and budgeted during the year.

La Arena Results
Production and sales numbers stated are for the period of April 1 through December 31, 2015.

There were 2.97 million tonnes of ore with an average gold grade of 0.58 g/t and 9.68 million tonnes of ore with an average gold grade of 0.61 g/t placed on the pad during the fourth quarter 2015 and year ended December 31, 2015, respectively. The strip ratio was 2.00 tonnes of waste rock per tonne of ore mined in the fourth quarter and 1.85 for the year.

There were 56,375 gold ounces produced in dore and 56,419 gold ounces sold during the fourth quarter 2015. There were 174,073 gold ounces produced in dore and 173,868 gold ounces sold.

Gold sales generated $61.4 million in revenues at mine operating costs of $44.0 million, resulting in mine operating earnings of $17.4 million during the fourth quarter 2015. 2015 gold sales generated $195.8 million in revenues at mine operating costs of $142.6 million, resulting in mine operating earnings of $53.2 million for the three quarters that La Arena was owned by Tahoe.

Impairment
The Company has conducted annual impairment testing on mineral asset interests and other assets. Using this and other quantitative and qualitative considerations, the Company determined that the two Peruvian assets, La Arena and Shahuindo, were impaired by a pre-tax total of $220 million ($153.4 million after-tax.) This non-cash impairment under IFRS is largely a result of gold prices being approximately $100 less at year-end than the gold price used to “fair value” the assets on the day of the acquisition.

Tahoe Resources and Lake Shore Gold to Combine
On February 8, 2016, Tahoe and Lake Shore Gold announced that they have entered into an arrangement to combine their respective businesses to create a leading intermediate precious metals producer. Both companies’ Boards of Directors approved the merger. Pending approval by shareholders, the merger is expected to be completed in early April 2016.

Conference Call
Tahoe’s senior management will host a conference call to discuss the 2015 results on Thursday, March 10, 2016, at 7:00 a.m. PST. To join the call, please dial 1-800-319-4610 (toll free from Canada and the U.S.) or 604-638-5340 (from outside Canada and the U.S.). A recording of the call will be available later that day at www.tahoeresources.com/investors. Complete financial results, the Company’s management discussion and analysis, and other filings will be filed on SEDAR (www.sedar.com) and the Company’s website (www.tahoeresources.com).

2016 Guidance
The Company provided
orward production and cost guidance through a news release dated January 14, 2016. The following table summarizes 2016 guidance (not including Lake Shore production):

2016 Silver Production[6]	18-21 moz
2016 Gold Production[5]	200-250 koz
Total cash cost per silver oz produced net of byproduct credits1, 3, 4	$7.50 - $8.50 per oz
All-in sustaining cost per silver oz produced net of byproduct credits (AISC)3, 4	$10.00 - $11.00 per oz
Total cash cost per gold oz produced net of byproduct credits1, 4	$700 - $750 per oz
All-in sustaining cost per gold oz produced net of byproduct credits (AISC) [4]	$950 – 1050 per oz
Sustaining capital[1]	$70 - $85 million
Project capital[2]	$70 - $90 million
Exploration expense[1]	$10 - $12 million
Corporate G&A (includes non-cash stock-based compensation)	$35 - $40 million

1. Costs included in AISC calculation.
2. Includes Shahuindo pre-operating credit of $5 million.
3. Assumes statutory and voluntary royalty of five percent in Guatemala.
4. See Cautionary Notes section below.
5. Does not include pre-commercial production ounces at Shahuindo.
6. These numbers do not include gold from Escobal or silver from La Arena and Shahuindo, as these are taken as byproduct credits.

Gold production at La Arena is expected to be between 170,000 and 190,000 gold ounces and full-year production at Shahuindo is expected to be between 60,000 and 75,000 gold ounces.

About Tahoe Resources Inc.
Tahoe’s strategy is to responsibly operate mines to world standards, to pay significant shareholder dividends and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

# # #

Qualified Person Statement
Scientific and technical information contained in this news release has been approved by Charles Muerhoff, Tahoe’s Vice President Technical Services and Qualified Person as defined by National Instrument 43-101.

Cautionary Note on Non-GAAP Financial Measures
The Company has included certain non-GAAP financial measures throughout this document which include total cash costs, total production costs, all-in sustaining costs per silver and per gold ounce (“all-in sustaining costs”), adjusted earnings and adjusted earnings per share. These measures are not defined under IFRS and should not be considered in isolation. The Company’s Escobal mine produces primarily silver in concentrates with other metals (gold, lead and zinc), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue and is therefore considered “byproduct”. The Company’s La Arena mine produces primarily gold with other metals (primarily silver), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue and is therefore considered byproduct. The Company believes these measures will provide investors and analysts with useful information about the Company’s underlying earnings, cash costs of operations, the impact of byproduct credits on the Company’s cost structure and its ability to generate cash flow, as well as providing a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures.

Consolidated adjusted earnings (loss) and consolidated adjusted earnings (loss) per share
The Company has adopted the reporting of consolidated adjusted earnings (loss) (“adjusted earnings (loss)”) and consolidated adjusted earnings (loss) per share (“adjusted earnings (loss) per share”) as a non-GAAP measure of a precious metals mining company’s operating performance and the ability to generate cash flow from operations. This measure has no standardized meaning and the Company’s presentation of adjusted measures are not meant to be substituted for GAAP measures of consolidated net earnings (loss) or consolidated net earnings (loss) per share and should be read in conjunction with such GAAP measures. Adjusted earnings (loss) and adjusted earnings (loss) per share are calculated as net earnings (loss) excluding i) non-cash impairment losses and reversals on mineral interest and other assets tax, ii) unrealized foreign exchange gains or losses related to the revaluation of deferred income tax assets and liabilities on non-monetary items, iii) unrealized foreign exchange gains or losses related to other items, iv) unrealized gains or losses on derivatives, v) non-recurring provisions, vi) gains or losses on sale of assets and viii) any other non-recurring adjustments and the related tax impact of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed periodically based on materiality and the nature of the event or circumstance. The Company calculates adjusted earnings (loss) and adjusted earnings (loss) per share on a consolidated basis.

Total cash costs and total production costs
The Company reports total cash costs and total production costs on a silver ounce and a gold ounce produced basis for the Escobal mine and the La Arena mine, respectively. The Company follows the recommendation of the cost standard as endorsed by the Silver Institute (“the Institute”) for the reporting of cash costs (silver) and the generally accepted standard of reporting cash costs (gold) by precious metal mining companies. The Institute is a nonprofit international association with membership from across the silver industry. The Institute serves as the industry’s voice in increasing public understanding of the many uses and values of silver. This remains the generally accepted standard for reporting cash costs of production by precious metal mining companies. Total cash costs and total production costs are divided by the number of silver ounces contained in concentrate or gold ounces recovered from the leach pads to calculate per ounce figures. When deriving the production costs associated with an ounce of silver or gold, the Company deducts byproduct credits from sales which are incidental to producing silver and gold.

All-in sustaining costs
The Company has also adopted the reporting of all-in sustaining costs as a non-GAAP measure of a precious metals mining company’s operating performance and the ability to generate cash flow from operations. This measure has no standardized meaning and the Company has utilized an adapted version of the guidance released by the World Gold Council, the market development organization for the gold industry. The World Gold Council is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.

All-in sustaining costs include total cash costs incurred at the Company’s mining operation, sustaining capital expenditures, corporate administrative expense, exploration and evaluations costs, and reclamation and closure accretion. The Company believes that this non-GAAP measure represents the total costs of producing silver and gold from its operation, and provides additional information of the Company’s operational performance and ability to generate cash flows to support future capital investments and to sustain future production.

These non-GAAP financial measures may be calculated differently by other companies depending on the underlying accounting principles and policies applied.

The following tables provide reconciliations of consolidated net earnings (loss) to consolidated adjusted earnings (loss) and reconciliations of total production costs, total cash costs and all-in sustaining costs to the interim financial statements for the three and twelve months ended December 31, 2015 and 2014 for each operating segment of the Company.

Consolidated adjusted earnings and adjusted earnings per share
	Q4 2015	Q4 2014	2015	2014
Net earnings	$(107,717)	$9,836	$(71,911)	$90,790
Impairment, net of tax	153,362	-	153,362	-
Foreign exchange loss	4,150	256	4,530	906
Non-recurring acquisition and other costs	871	-	11,719	-
Loss on derivative instruments	339	-	1,210	-
Adjusted net earnings	$51,005	$10,092	$98,910	$91,696

Weighted average common shares outstanding (000’s)
Basic	227,620	147,899	207,724	147,405
Diluted	227,764	148,309	207,871	147,992
Adjusted net earnings per share
Basic	$0.22	$0.07	$0.48	$0.62
Diluted	$0.22	$0.07	$0.48	$0.62

Silver segment
Total cash costs and total production costs per ounce of produced silver, net of byproduct credits
Total cash costs and total production costs	Q4 2015	Q4 2014	2015	2014
Production costs	$33,846	$29,537	$130,110	$127,323
Add/(subtract)
Change in product inventory	(63)	3,526	243	2,120
Royalties(1)	(16,191)	3,997	13,240	20,830
Treatment and refining charges	11,438	7,208	34,968	31,896
Total cash costs before byproduct credits(2)	$29,030	$44,268	$178,561	$182,169
Less gold credit	(3,508)	(1,878)	(10,873)	(10,518)
Less lead credit	(6,209)	(3,188)	(18,115)	(18,747)
Less zinc credit	(7,035)	(6,481)	(23,938)	(23,652)
Total cash costs net of byproduct credits	$12,278	$32,721	$125,635	$129,252
Add/(subtract)
Depreciation and depletion	11,876	9,600	47,594	43,313
Total production costs net of byproduct credits	$24,154	$42,321	$173,229	$172,565

Silver ounces produced in concentrate (000’s)	5,515	5,228	20,402	20,302

Total cash costs per ounce before
byproduct credits	$5.26	$8.47	$8.75	$8.97
Total cash costs per ounce net of
byproduct credits	$2.23	$6.26	$6.16	$6.37
Total production costs per ounce net of byproduct credits	$4.38	$8.10	$8.49	$8.50

(1) Due to the judicial invalidation of the 10% royalty regime, a reversal of royalties previously accrued was recognized during Q4 2015.
(2) Gold, lead and zinc byproduct credits are calculated as follows:

	Q4 2015				Q4 2014
			Total Credit				Total Credit	Credit per
	Quantity	Unit Price		Credit per ounce	Quantity	Unit Price		ounce
Gold Ounces	3,347	$1,048	$3,508	$0.64	1,567	$1,198	$1,878	$0.36
Lead Tonnes	3,396	$1,828	$6,209	$1.13	1,818	$1,754	$3,188	$0.61
Zinc Tonnes	4,542	$1,549	$7,035	$1.28	3,068	$2,112	$6,481	$1.24
			2015				2014
			Total	Credit per			Total	Credit per
	Quantity	Unit Price	Credit	ounce	Quantity	Unit Price	Credit	ounce
Gold Ounces	9,793	$1,110	$10,873	$0.53	8,361	$1,258	$10,518	$0.52
Lead Tonnes	9,768	$1,855	$18,115	$0.89	9,131	$2,053	$18,747	$0.92
Zinc Tonnes	13,297	$1,800	$23,938	$1.17	10,652	$2,220	$23,652	$1.16

Total all-in sustaining costs per ounce of produced silver, net of byproduct credits
All-in sustaining costs	Q4 2015	Q4 2014	2015	2014
Total cash costs net of byproduct credits	$12,278	$32,721	$125,635	$129,252
Sustaining capital(1)	8,853	8,308	29,685	20,790
Exploration	415	574	1,864	3,574
Reclamation cost accretion	48	44	195	177
General and administrative expenses(2)	5,136	5,859	28,531	31,953
All-in sustaining costs	$26,730	$47,506	$185,910	$185,746

Silver ounces produced in concentrate (000’s)	5,515	5,228	20,402	20,302

All-in sustaining costs per ounce produced
net of byproduct credits	$4.85	$9.09	$9.11	$9.15

(1)	Sustaining capital includes underground development and surface sustaining capital expenditures.
(2)	General and administrative expenses for 2015 exclude $5.9 million in transaction costs related to the acquisition of Rio Alto on April 1, 2015.

Gold segment
Total cash costs and total production costs per ounce of produced gold, net of byproduct credits(2)
Total cash costs and total production costs	Q4 2015	2015 (1)
Production costs	$32,826	$99,662
Add/(subtract)
Change in product inventory	(2,223)	(3,425)
Total cash costs before byproduct credits(3)	$30,603	$96,237
Less silver credit	(117)	(298)
Total cash costs net of byproduct credits	$30,486	$95,939
Add/(subtract)
Depreciation and depletion	11,419	31,277
Total production costs net of byproduct credits	$41,905	$127,216

Gold ounces produced	56,375	174,073

Total cash costs per ounce before byproduct credits	$543	$553
Total cash costs per ounce net of byproduct credits	$541	$551
Total production costs per ounce net of byproduct credits	$743	$731

(1)	Production costs and change in product inventory exclude the non-cash fair value adjustment related to the acquisition of Rio Alto.
(2)	The acquisition of Rio Alto occurred during Q2 2015 and therefore comparative 2014 figures are excluded.
(3)	Silver byproduct credits are calculated as follows:

	Q4 2015				2015
			Total	Credit per			Total	Credit per
	Quantity	Unit Price	Credit	ounce	Quantity	Unit Price	Credit	ounce
Silver Ounces	7,016	$16.68	$117	$2.07	19,666	$15.15	$298	$1.70

Total all-in sustaining costs per ounce of produced gold, net of byproduct credits(1)
All-in sustaining costs	Q4 2015	2015
Total cash costs net of byproduct credits	$30,486	$95,939
Sustaining capital	11,859	25,892
Exploration	(106)	1,403
Reclamation cost accretion	243	811
General and administrative expenses	1,154	3,481
All-in sustaining costs	$43,636	$127,526

Gold ounces produced	56,375	174,073

All-in sustaining costs per ounce produced
net of byproduct credits	$774	$733

(1)	The acquisition of Rio Alto occurred during Q2 2015 and therefore comparative 2014 figures are excluded.

Forward-Looking Statement
This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intend", "continue", "budget", "estimate", "may", "will", "schedule" and similar expressions or statements identify forward-looking statements.

Forward-looking statements in this news release may include, but are not limited to, statements and/or information related to: the Company’s liquidity position and sufficiency of cash from operations to fund repayment of outstanding debt; the expected working capital requirements, the sufficiency of capital resources and the possibility of considering alternative financing arrangements to meet strategic needs; the 2016 operations outlook and production guidance, including estimated unit costs per ounce of silver and gold and estimated capital costs; assessment of future reclamation obligations; exploration and review of prospective mineral acquisitions; changes in Guatemalan and Peruvian mining laws and regulations; the timing and results of court proceedings; the expected increases in mill operations at the Escobal Mine; the timing for optimizing the paste backfill plant, fourth filter press and second primary ventilation fan at the Escobal Mine; alternatives to two-stage crushing and agglomeration at Shahuindo; the anticipated timing of updated mineral resource and mineral reserve estimates; the commencement of commercial production at Shahuindo; the availability and sufficiency of power for operations; the assessment of future reclamation obligations; exploration and review of prospective mineral acquisitions; our expected community outreach and related activities for 2016; and the completion of the business combination with Lake Shore.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions made in light of our experience and our perception of trends, current conditions and expected developments, as well as other factors that we believe to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s ability to carry on exploration and development activities, including construction; the timely receipt of required approvals, including the approvals required for the business combination with Lake Shore; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian nuevo sol and the United States dollar remaining consistent with current levels; the Company’s ability to obtain financing as and when required and on reasonable terms; and the successful closing of the business combination with Lake Shore. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to: the Company’s dependence on the Escobal and La Arena mines; the fluctuation of the price of silver, gold and other metals; changes in national and local government legislation, taxation and controls or regulations; changes and national and local government politics and office holders; social unrest, and political or economic instability in Guatemala and/or Peru; the availability of additional funding as and when required; the speculative nature of mineral exploration and development; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; the uncertainty in the estimation of mineral resources and mineral reserves; the uncertainty in geologic, hydrological, metallurgical and geotechnical studies and opinions; infrastructure risks, including access to water and power; the impact of inflation; changes in the administration of governmental regulation, policies and practices; environmental risks and hazards; insured and uninsured risks; land title risks; risks associated with illegal mining activities by unauthorized individuals on the Company’s mining or exploration properties; risks associated with competition; risks associated with currency fluctuations; labor and employment risks; dependence on key management personnel and executives; the timing and possible outcome of pending or threatened litigation; the consequences of adverse judicial rulings; the risk of unanticipated litigation; risks associated with the repatriation of earnings; risks associated with negative operating cash flow; risks associated with the Company’s hedging policies; risks associated with dilution; and risks associated with effecting service of process and enforcing judgments. For a further discussion of risks relevant to the Company, see the Company’s Annual Information Form available on www.sedar.com under the heading “Description of Our Business – Risk Factors Relating to Our Business” and “– Risk Factors Relating to Our Shares”.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements.

Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except as, and to the extent required by, applicable securities laws.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresources.com
Tel: 775-448-5807